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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-1

 TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934

                               ----------------

                         EXIDE ELECTRONICS GROUP, INC.
                           (NAME OF SUBJECT COMPANY)

                          PQR ACQUISITION CORPORATION
                              DANAHER CORPORATION
                                   (BIDDERS)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                       (INCLUDING THE ASSOCIATED RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                 302052 6 10 5
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

         SERIES G CONVERTIBLE PREFERRED STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                 NOT AVAILABLE
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                  WARRANTS TO PURCHASE SHARES OF COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                 302052 6 11 3
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                              Patrick W. Allender
                          PQR Acquisition Corporation
                            c/o Danaher Corporation
                       1250 24th Street, N.W., Suite 8000
                             Washington, D.C. 20037
                           Telephone: (202) 828-0850

(Name, address and telephone number of person authorized to receive notices and communications on behalf of Bidders)

                                WITH A COPY TO:

                             Morris J. Kramer, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                919 Third Avenue
                            New York, New York 10022
                           Telephone: (212) 735-3000

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

                           Calculation of Filing Fee

 Transaction Valuation* Amount of Filing Fee**
----------------------------------------------
 $234,065,669           $46,813.14

--------
 * For purposes of calculating the filing fee only. This calculation assumes the purchase of an aggregate of (i) 10,493,260 shares of Common Stock (including the associated Rights) consisting of 10,049,543 shares of Common Stock and 841,017 shares of Common Stock issuable upon exercise of options (less 397,300 shares of Common Stock owned by Parent) at a purchase price of $20 per share of Common Stock, (ii) an aggregate of 1,000,000 shares of Preferred Stock, at a purchase price of $20 per share of Preferred Stock and (iii) Warrants to purchase an aggregate of 643,750 shares of Common Stock, at a purchase price of $6.525 per Warrant.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the aggregate shares of Common Stock, shares of Preferred Stock and Warrants purchased.

  [_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Amount Previously Paid:    None
     Form or Registration No.:  Not applicable
     Filing Party:              Not applicable
     Date Filed:                Not applicable

                                  Page 1 of

  CUSIP NO.


 1.
  NAMES OF REPORTING PERSONS
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  DANAHER CORPORATION
--------------------------------------------------------------------------------

 2.
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a)
                                                                          [_]
                                                                        (b)
                                                                           [X]

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 3.
  SEC USE ONLY
--------------------------------------------------------------------------------

 4.
  SOURCE OF FUNDS BK,WC
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 5.
  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(e) or 2(f)                                                     [_]

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 6.
  CITIZENSHIP OR PLACE OF ORGANIZATION
  DELAWARE

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 7.
  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
  PERSON
  397,300
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 8.
  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
  CERTAIN SHARES
                                                                         [_]
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 9.
  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)                     [_] %
  4%
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10.
  TYPE OF REPORTING PERSON
  HC AND CO

                                  Page 2 of

  CUSIP NO.


 1.
  NAMES OF REPORTING PERSONS
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  PQR ACQUISITION CORPORATION
--------------------------------------------------------------------------------

 2.
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a)
                                                                          [_]
                                                                        (b)
                                                                           [X]

--------------------------------------------------------------------------------

 3.
  SEC USE ONLY
--------------------------------------------------------------------------------

 4.
  SOURCE OF FUNDS AF
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 5.
  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(e) or 2(f)                                                     [_]

--------------------------------------------------------------------------------

 6.
  CITIZENSHIP OR PLACE OF ORGANIZATION
  DELAWARE

--------------------------------------------------------------------------------

 7.
  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
  PERSON
--------------------------------------------------------------------------------

 8.
  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
  CERTAIN SHARES
                                                                         [_]
  100
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 9.
  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)                     [_] %
  Less than 1%
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10.
  REPORTING PERSON
  CO

  This Schedule 14D-1 Tender Offer Statement (this "Statement") relates to the offer by PQR Acquisition Corporation, a Delaware corporation (the "Purchaser"), and a wholly owned subsidiary of Danaher Corporation, a Delaware corporation ("Parent"), to purchase all outstanding shares of common stock, par value $.01 per share (the "Common Stock"), all outstanding shares of Series G Convertible Preferred Stock, par value $.01 per share (the "Preferred Stock") and all outstanding warrants to purchase shares of Common Stock at $13.475 per share of Common Stock (the "Warrants") of Exide Electronics Group, Inc., a Delaware corporation (the "Company"), at a price of $20 per share of Common Stock and Preferred Stock and $6.525 per Warrant to purchase one share of Common Stock, in each case net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 10, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal are annexed hereto as Exhibits (a)(1) and (a)(2), respectively.

ITEM 1. SECURITY AND SUBJECT COMPANY.

  (a) The name of the subject company is Exide Electronics Group, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 8609 Six Forks Road, Raleigh, North Carolina 27615.

  (b) The information set forth in the Introduction of the Offer to Purchase is incorporated herein by reference.

  (c) The information set forth in Section 6 of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

  (a)-(d); (g) This Statement is being filed on behalf of Parent and the Purchaser for purposes of the Schedule 14D-1. The information set forth in the Introduction, Section 9 and Schedule I of the Offer to Purchase is incorporated herein by reference.

  (e)-(f) During the last five years, neither Parent nor the Purchaser, nor, to the best knowledge of Parent and the Purchaser, the persons listed in
Schedule I of the Offer to Purchase, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

  (a)-(b) The information set forth in the Introduction, Sections 8,9 and 11 and Schedule I of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a)-(b) The information set forth in Section 10 of the Offer to Purchase is incorporated herein by reference.

  (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

  (a)-(b) The information set forth in the Introduction, and Sections 11 and 12 of the Offer to Purchase is incorporated herein by reference.

  (c) The information set forth in Sections 11 and 12 of the Offer to Purchase is incorporated herein by reference.

  (d)-(e) The information set forth in Sections 6,7, 12 and 13 of the Offer to Purchase is incorporated herein by reference.

  (f)-(g) The information set forth in Sections 7 and 12 of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  (a)-(b) The information set forth in the Introduction, Sections 8 and 9 and
Schedule I of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

  The information set forth in the Introduction, and Sections 7, 8, 9, 11 and 12 of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The information set forth in the Introduction and Sections 11 and 16 of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

  The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

  (a) The information set forth in Sections 8, 9, 11, and 12 of the Offer to Purchase is incorporated herein by reference.

  (b)-(c), (e) The information set forth in Section 15 of the Offer to Purchase is incorporated herein by reference.

  (d) The information set forth in Sections 7 and 12 of the Offer to Purchase is incorporated herein by reference.

  (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and
(a)(2), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)Offer to Purchase dated July 10, 1997.
(a)(2)Letter of Transmittal.
(a)(3)Notice of Guaranteed Delivery.
(a)(4)Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(6)Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(7)Text of Press Release issued by Parent on July 10, 1997.
(a)(8)Form of Summary Advertisement dated July 10, 1997.
(b)(1) Credit Agreement, dated as of September 7, 1990, among Danaher Corporation, the financial institutions listed therein and Bankers Trust Company, as Agent, filed as Exhibit 10(b) to the Annual Report on Form 10-K for Danaher Corporation, for the year ended December 31, 1996, and incorporated herein by reference.
(b)(2) Commitment Letter, dated June 12, 1997 between Parent and the Bank of Nova Scotia.
(b)(3) Commitment Letter, dated July 9, 1997 between Parent and the Chase Manhattan Bank.
(b)(4) Commitment Letter, dated June 16, 1997 between Parent and SunTrust
       Bank.
(b)(5) Commitment Letter, dated June 12, 1997 between Parent and the First National Bank of Chicago.
(c)None.
(d)None.
(e)Not applicable.
(f)  None.
(g)(1) Complaint For Declaratory and Injunctive Relief filed July 9, 1997 by Danaher Corporation and PQR Acquisition Corporation In the Court of Chancery of the State of Delaware.

                                   SIGNATURE

  After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 10, 1997

                                          PQR ACQUISITION CORPORATION

                                          By: /s/ Patrick W. Allender
                                              ---------------------------------
                                              Name: Patrick W. Allender
                                              Title:Vice President and
                                                     Treasurer

                                          DANAHER CORPORATION


                                          By: /s/ Patrick W. Allender
                                              ---------------------------------
                                              Name: Patrick W. Allender
                                              Title:Senior Vice President,
                                                     Chief Financial Officer
                                                     and Secretary

Dated: July 10, 1997

                                 EXHIBIT INDEX

EXHIBIT
 NO.
(a)(1)Offer to Purchase dated July 10, 1997.
(a)(2)Letter of Transmittal.
(a)(3)Notice of Guaranteed Delivery.
(a)(4)Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(6)Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(7)Text of Press Release issued by Parent on July 10, 1997.
(a)(8)Form of Summary Advertisement dated July 10, 1997.
(b)(1) Credit Agreement, dated as of September 7, 1990, among Danaher Corporation, the financial institutions listed therein and Bankers Trust Company, as Agent, filed as Exhibit 10(b) to the Annual Report on Form 10-K of Danaher Corporation, for the year ended December 31, 1996, and incorporated herein by reference.
(b)(2) Commitment Letter, dated June 12, 1997 among Parent and the Bank of Nova Scotia.
(b)(3) Commitment Letter, dated July 9, 1997 among Parent and the Chase Manhattan Bank.
(b)(4) Commitment Letter, dated June 16, 1997 among Parent and SunTrust Bank.
(b)(5) Commitment Letter, dated June 12, 1997 among Parent and the First National Bank of Chicago.
(c)None.
(d)None.
(e)Not applicable.
(f)None.
(g)(1) Complaint For Declaratory and Injunctive Relief filed July 9, 1997 by Danaher Corporation and PQR Acquisition Corporation In the Court of Chancery of the State of Delaware.